SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

RECEIVED
2006 OCT -3 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

September 6, 2006

NABI Bus Industries RT.

Re: ~~Exbus Asset Management Nyrt.~~
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925



06017245

SUPPL

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press release on the amendment of EXBUS Nyrt's interim report H1 2006 .

Sincerely,

Bence Vidomusz
Exbus Nyrt.

Attachment:

- Exbus Nyrt. press releases

Newsrelease

September 6, 2006

Exbus Asset Manag
Nyrt.
Újszász u. 45.
1165 Budapest, Hun

Tel: + (36-1) 401-739
Fax: + (36-1) 407-29
E-mail: nabihq@nabi
Cg: 01-10-043464
www.nabi.hu

Amendment of EXBUS Nyrt's Interim Report H1 2006

The Board of Directors of EXBUS Nyrt announces that the unaudited balance sheet based upon IFRSs dated June 30, 2005 and the Letter of Comfort of the Board of Directors have been missed out from the interim report of the Company published on August 5, 2006 because of technical reasons. So, the Board of Directors also discloses the above statements for the sake of orientation of the investors and complying with the effective laws.

Consolidated Balance Sheets as at June 30, 2006 (unaudited), December 31, 2005 (audited) and June 30, 2005 (unaudited)

Figures in US $ thousands, unless otherwise marked	June 30, 2006	%	December 31, 2005	June 30, 2005
	unaudited		audited	unaudited
Assets				
Property, plant and equipment	209	0.7%	30,003	47,536
Intangible assets	0	0.0%	214	2,522
Goodwill	0	n.d.	0	1,504
Deferred income taxes	0	n.d.	0	2,065
Other investments	0	0.0%	59	120
Total non-current assets	**209**	**0.7%**	**30,276**	**53,747**
Inventories	0	0.0%	30,020	67,562
Trade and other receivables	46	0.1%	45,508	64,034
Cash and cash equivalents	1,964	12.4%	15,869	16,006
Total current assets	**2,011**	**2.2%**	**91,397**	**147,602**
Total assets	**2,219**	**1.8%**	**121,674**	**201,349**
Equity				
Issued capital	(7,709)	69.9%	(7,709)	25,474
Share premium	2,321	0.0%	2,321	22,771
Retained earnings	7,210	(28.3%)	(25,456)	-61,625
Total equity attributable to equity holders of the parent	**1,822**	**(5.9%)**	**(30,844)**	**-13,380**
Total equity	**1,822**	**(5.9%)**	**(30,844)**	**-13,380**
Liabilities				
Deferred government grants	0	0.0%	1,822	1,822
Provisions	0	0.0%	28,820	27,618
Obligations under residual value guarantees	0	0.0%	2,979	2,941
Deferred revenue	0	0.0%	1,383	2,154
Long term financial leasing	0	0,0%	0	170
Deferred tax liabilities	0	0.0%	1,236	2,702
Total non-current liabilities	**0**	**0.0%**	**36,240**	**37,407**
Interest-bearing loans and borrowings	0	0.0%	79,187	103,446

Trade and other payables	398	1.1%	37,092	73,876
Total current liabilities	**398**	**0.3%**	**116,279**	**177,322**
Total liabilities	**398**	**0.3%**	**152,518**	**214,729**
Total equity and liabilities	**2,219**	**1.8%**	**121,674**	**201,349**

Letter of Comfort

The Board of Directors declares that the financial information contained in the flash report is based upon IFRSs. The flash report contains data and statements regarding the reporting period that are correct and reflect the true situation to the best knowledge of the management. All facts known to date may have a significant bearing on the position of the Company and known to the management have been included in the report. In addition, Board of Directors states that the Company shall be liable for the losses arisen by the misleading content of the flash report.

- EXBUS Nyrt's Board of Directors-

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu